SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                    Environmental Services of America, Inc..
                                (Name of Issuer)

                          Common Stock, $.02 par value
                         (Title of Class of Securities)


                                   294080 40 3
                                 (CUSIP Number)


                              Richard Marlin, Esq.
                Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 25, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement:  |X|



                                     Page 1
                         Exhibit Index appears on page 7

                                  SCHEDULE 13D

CUSIP No.    8494163                                                  Page 2
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ERD WASTE CORP.
                  I.R.S. IDENTIFICATION NO. 11-3121813

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    |_|

                                                                 (b)    |_|

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  WC (See Item 3)

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                 |_|

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      500,000 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         500,000 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  500,000 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.2%

14)      TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.02 par value (the "Common Stock"), of Environmental Services of America, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 937 East Hazelwood Avenue, Rahway, NJ
07065.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by ERD Waste Corp.
("ERD").

                  ERD is a corporation organized under the laws of the state of Delaware and is principally engaged in the business of waste management and disposal. The address of its principal business and principal office is 356 Veterans Memorial Highway, Commack, NY 11725.

                  (d) During the last five years, ERD has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years, ERD has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in ERD being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The shares of the Company's Common Stock were acquired as consideration for ERD's making a $500,000 loan to the Company (the "Loan"). The source of the funds for the Loan was the working capital of ERD.

ITEM 4.           PURPOSE OF TRANSACTION.

                  ERD and the Company entered into a definitive Agreement and Plan of Merger dated January 25, 1996 (the "Merger Agreement"), in which the Company will merge with ENSA Acquisition Corp ("EAC"), a wholly-owned subsidiary of ERD. As consideration for the Company's entering into the Merger Agreement, ERD entered into a separate Securities Purchase Agreement with the Company dated January 25, 1996 (the "Securities Purchase Agreement"). Under the terms of the Securities Purchase Agreement, ERD acquired beneficial ownership of the shares of Common Stock to which this Statement relates in consideration for ERD's Loan to the Company. Upon the Company's
fulfillment of its obligations under the Securities Purchase Agreement, including timely repayment of the Loan, ERD will return beneficial ownership of the shares of Common Stock to the Company. The effectiveness of the planned merger between EAC and the Company (the "Merger") is conditioned on the approval of the Company's shareholders and other conditions.

                  (a) ERD plans that pursuant to the terms of the Merger Agreement, all shares of all classes of capital stock of the Company will be converted into the right to receive a payment based on the number of shares held and cancelled upon the effectiveness of the Merger. The payment per share for each class of stock is as follows:

                  Common Stock                        $1.69
                  Series B Preferred Stock          $100.00
                  Series C Preferred Stock          $100.00


                  (b) ERD intends that EAC and the Company shall merge under the terms of the Merger Agreement.

                  (c) Not applicable.

                  (d) ERD contemplates changes in the present board of directors or management of the Company or both, changes in the number or terms of directors of the Company, and filling any existing vacancies on the board of the Company in order to assume control of the Company if the Merger is effective.

                  (e) ERD does not contemplate any material change in the present capitalization or dividend policy of the Company.

                  (f) ERD does not contemplate any material changes in the business or corporate structure of the Company at the time of filing of this Statement.

                  (g) ERD does not contemplate any changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

                  (h) ERD plans to cause all shares of all classes of the Company's stock to cease to be quoted on NASDAQ upon the effectiveness of the Merger.

                  (i) ERD plans to cause all classes of all equity securities of the Company to become eligible for termination of registration pusuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 upon the effectiveness of the Merger.

                  (j) Not applicable.

                  Except as disclosed in this Item 4, ERD has no other current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) ERD beneficially owns an aggregate of 500,000 shares of Common Stock, representing approximately 13.2% of the shares of Common Stock of the Company.1

                  (b) ERD has sole power to vote and dispose of Common Stock beneficially owned by it.

                  (c) Except as detailed in Item 4, ERD has not effected any transactions in the Common Stock during the past 60 days.

                  (d)          Not applicable.

                  (e)          Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4 above.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following Exhibits are attached to this Statement:

                  Exhibit A    Agreement and Plan of Merger
                  Exhibit B    Securities Purchase Agreement

--------
1 Based upon 3,801,722 shares of Common Stock reported by the Company to be outstanding as of September 30, 1995 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  February 2, 1996


                                       ERD WASTE CORP.

                                       By: Joseph Wisneski, as President of
                                           ERD Waste Corp.

                                            /s/  Joseph Wisneski
                                           -------------------------
                                           Name:  Joseph Wisneski

                                  EXHIBIT INDEX


EXHIBIT                             DESCRIPTION                             PAGE
-------                             -----------                             ----

  A                                 Agreement and Plan of
                                    Merger                                    8

  B                                 Securities Purchase
                                    Agreement